FORM CORRESP Hollysys Automation Technologies LTD - HOLI Filed: May 5, 2010 (period: ) Correspondence from a filer to the SEC

Table of Contents
CORRESP

May 5, 2010

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Andri Boerman

Re: Hollysys Automation Technologies Ltd.
Form 20-F for the fiscal year ended June 30, 2009
Filed September 30, 2009
File No. 001-33602

Dear Andri:

This letter is in response to the Staff’s comments to the Company by its letter dated April 21, 2010 relating to the above-referenced Form 20-F. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

Form 20-F for the Fiscal Year Ended June 30, 2009
Item 3. Key Information, page 5
Selected Consolidated Financial Data, page 5

1.
We note your response to our prior comment 1 indicating that you have chosen to present the selected financial data for three years. Please note that Item 3.A of Form 20-F requires you to provide selected financial data for the five most recent financial years unless you represent to us that you are unable to present the information without unreasonable effort or expenses. We note that this does not appear to be the case since the information for years four and five were previously provided. Please confirm that you will provide the information for all five years in your future Forms 20-F.

[Hollysys response]:
It is hereof confirmed that the Company will present the selected financial data for all five years in its future Forms 20-F.

Andri Boerman
Securities and Exchange Commission
May 5 , 2010

2.
We note your response to our prior comment 2 indicating that you had provided disclosure relating to the adjusted items, such as amortization of bridge loans and stock compensation in notes to the financial statements. Please confirm that in future filings in which you provide non-GAAP measures in selected financial data table you will provide, or reference the reader to information similar to your response to our prior comment 4.

[Hollysys response]:
It is hereof confirmed that the Company will provide or reference the reader disclosure relating to the adjusted items in the financial statements when providing non-GAAP measures in its future filings.

3.
We note your response to our prior comment 4 and the disclosures you intend to include in future filings with non-GAAP measures. Tell us what you mean by the statement “the stock-based compensation are non-cash transactions, and are affected by historical stock prices which are irrelevant to forward-looking analyses and are not necessarily linked to the operational performance.” Tell us why your stock-based compensation expenses would not be linked to your operational performance. Please revise the proposed disclosure to clearly explain to investors why a non-GAAP measure excluding the non-cash stock based compensation is meaningful to their understanding of your business.

[Hollysys response]:
The stock-based compensation expense is a non-cash item calculated by the number of shares granted and the closing stock price at the grant date. For Hollysys, this expense item is measured by the closing stock price of $8.50 at the grant date of September 7, 2007. From the cash flow perspective, this is a non-cash item, and from valuation perspective, this is only reflecting the Company’s historical stock price back in 2007, but is irrelevant to the actual stock performance as of the reporting period. Hence, it is deemed a less accurate predictor of the company’s fundamentals and is excluded from the non-GAAP measures for investors to gauge the value of the Company more accurately.

The Company will revise the disclosure why a non-GAAP measure excluding the non-cash stock based compensation is meaningful to understanding our business, as follows:

We believe these Non-GAAP measures are useful to investors, as they exclude amortization of discount and interest on notes payable related to bridge loan and stock-based compensation costs. The amortization of discount and interest on notes payable related to bridge loan is non-recurrent and non-operation-related in nature. And stock-based compensation is calculated based on number of shares granted and the stock price as of the grant date. It would not result in any cash inflows or outflows. We believes that to use non-GAAP measures could help our shareholders to have a better understanding of the Company’s operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the company.

Andri Boerman
Securities and Exchange Commission
May 5 , 2010

Operating Results Comparison of Fiscal Years Ended June 30, 2009 and 2008, page 40
VAT Refunds and Government Subsidy, page 42

4.
We note your response to our prior comment 3. Please confirm that in future filings you will disclose to investors policies for recognizing VAT refunds and government subsidies that are consistent with your response.

[Hollysys response]:
It is hereof confirmed that the Company will disclose policies for recognizing VAT refunds and government subsidies in line with our response to your prior comment 3.

Acknowledgements

5.
You did not provide the three acknowledgements requested in your pervious letter and, therefore, we issue our request for the acknowledgements, which must be signed by an officer of the registrant. Please provide, in writing, a statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from any action with respect to the filings; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Hollysys response]:
The Company acknowledges the three acknowledgements, and provides all information requested.

The Company acknowledges that:
●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from any action with respect to the filings; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Peter Li
Peter Li
Chief Financial Officer